Exhibit 3.01(e)
CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
WILLIAMS CONTROLS, INC.

WILLIAMS CONTROLS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: In accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation, at a duly called and noticed meeting held on March 2, 2006, adopted a resolution setting forth and declaring advisable the amendments to Article FOURTH and Article SEVENTH of the Certificate of Incorporation of the Corporation.

SECOND: That at the annual meeting of the stockholders of the Corporation duly called and held on March 2, 2006, the proposed amendment was presented and stockholders owning a majority of the outstanding common stock, par value $.01 per share, of the Corporation entitled to vote thereon, in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware, duly approved the amendment to Article FOURTH and Article SEVENTH of the Certificate of Incorporation of the Corporation as set forth below.

THIRD: Article FOURTH of the Certificate of Incorporation of the Corporation is hereby deleted in its entirety and the following is inserted in lieu thereof:

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 62,500,000 shares, consisting of 12,500,000 shares of Common Stock having a par value of $0.01 per share (the “Common Stock”), and 50,000,000 shares of Preferred Stock having a par value of $0.01 per share (the “Preferred Stock”).

FOURTH: Effective at the date and time this amendment to the Certificate of Incorporation is accepted by the Secretary of State of the State of Delaware (the "Effective Date"), as a result of the amendment to Article FOURTH of the Certificate of Incorporation of the Corporation, each six (6) of the corporation's common shares then issued and outstanding shall be automatically converted into one (1) fully-paid and non-assessable common share (the "Reverse Stock Split"). In lieu of the issuance of any fractional common shares of less than one whole common share that would otherwise result from the Reverse Stock Split, any holder of common shares who would receive a fractional share shall be entitled to receive an amount in cash equal to the average reported closing price per share, as reported on the Over-the-Counter Bulletin Board, of the Company’s Common Stock during the twenty (20) trading days immediately prior to the Effective Date of the Reverse Stock Split for each common share held immediately prior to the Effective Date which would convert into a fractional share pursuant to the Reverse Stock Split.

FIFTH: Article SEVENTH of the Certificate of Incorporation of the Corporation is hereby deleted in its entirety and the following is inserted in lieu thereof:

SEVENTH: The business and affairs of this corporation shall be managed by or under the direction of a Board of Directors. The Board of Directors shall consist of not fewer than one (1) director nor more than seven (7) directors. The number of directors of this corporation shall be determined in the manner specified by the Bylaws and may be increased or decreased from time to time in the manner provided therein.

SIXTH: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

SEVENTH: This Certificate of Amendment shall be effective as of the date of filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed and sealed by Dennis E. Bunday, its Chief Financial Officer, Executive Vice President, and Secretary, this 2nd day of March, 2006.

WILLIAMS CONTROLS, INC.

/s/ Dennis E. Bunday
By: Dennis E. Bunday
Chief Financial Officer, Executive Vice President, and Secretary